Filed pursuant to Rule 424(b)(4)
Registration Nos. 333-121236
333-123051
PROSPECTUS

1,800,000 Shares

Common Stock

        We are offering 1,800,000 shares of our common stock. Our shares are quoted on The Nasdaq National Market under the symbol “DWSN.” On February 28, 2005, the last reported sale price of our common stock on The Nasdaq National Market was $24.86 per share.

Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 6 of this prospectus before buying shares of our common stock.

	Per Share	Total

Public offering price	$24.50	$44,100,000
Underwriting discounts	$1.41	$2,538,000
Proceeds to Dawson Geophysical Company, before expenses	$23.09	$41,562,000

      The underwriters may purchase up to an additional 234,500 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. The underwriters expect to deliver the shares to purchasers on or before March 4, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

RAYMOND JAMES	A.G. EDWARDS

The date of this prospectus is February 28, 2005.

Vibrator energy source units operating in Utah.

Crew deploying geophones and cables.

Technician operating a seismic
recording system.

Analysts processing seismic data.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, common stock only in jurisdictions where offers and sales are permitted.

ii

PROSPECTUS SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you or that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risk factors appearing elsewhere in this prospectus and review the documents incorporated by reference, including our financial statements and related notes, before you decide whether to invest in our common stock.

      All references in this prospectus to “we,” “us” and “our” refer to Dawson Geophysical Company. Unless otherwise indicated, this prospectus assumes that the underwriters’ over-allotment option will not be exercised.

Dawson Geophysical Company

      We are the leading provider of onshore seismic data acquisition services in the United States as measured by the number of active data acquisition crews. Founded in 1952, we acquire and process 2-D, 3-D and multi-component seismic data for our clients, ranging from major oil and gas companies to independent oil and gas operators as well as providers of multi-client data libraries. Our clients rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of hydrocarbons, as well as to optimize the development and production of hydrocarbon reservoirs. During fiscal 2004, substantially all of our revenues were derived from 3-D seismic data acquisition operations.

      Benefits of incorporating high resolution 3-D seismic surveys into exploration and development programs include reducing drilling risk, decreasing oil and gas finding costs and increasing the efficiencies of reservoir location, delineation and management. In order to meet the requirements necessary to fully realize the benefits of 3-D seismic data, demand is increasing for improved data quality with greater subsurface resolution. We are prepared to meet such demands with the implementation of improved techniques and evolving technology.

      With increasing demand for our services, we have expanded our business from six seismic data acquisition crews in 2000 with approximately 20,000 recording channels to the current configuration of ten crews with more than 46,000 channels.

Business Strategy

      Our strategy is to maintain our leadership position in the U.S. onshore market. Key elements of our strategy include:

•	Attracting and retaining skilled and experienced personnel for our data acquisition and processing operations;

•	Providing integrated in-house services necessary in each phase of seismic data acquisition and processing, including project design, land access permitting, surveying and related support functions as well as continuing the enhancement of our in-house health, safety and environmental program;

•	Maintaining the focus of our operations solely on the domestic onshore seismic market;

•	Continuing to operate with conservative financial discipline;

•	Updating our capabilities to incorporate advances in geophysical and supporting technologies; and

•	Acquiring equipment to expand the recording channel capacity on each of our existing crews and equipping additional crews as customer demand dictates.

Recent Developments

      In fiscal year 2003, higher commodity prices led to a significant increase in the level of spending for the domestic exploration and development of oil and natural gas reserves. This resulted in greater demand for newly-acquired seismic data by many oil and gas companies. These factors and changes in the competitive landscape in our market enabled us to expand our data acquisition and processing capacity by adding new personnel with technical and operational expertise to our existing highly skilled workforce. We believe these additions fortified our position as the leading provider of onshore seismic data acquisition services in the United States and resulted in increased market share in terms of the number of active crews operating. We accelerated this expansion during fiscal 2004 with the addition of three data acquisition crews, increased recording capacity company-wide and improvements to our data processing center. We anticipate further growth in fiscal 2005. We added a tenth data acquisition crew in January and expect to field our eleventh crew in the second calendar quarter of 2005. These expansions are in response to continued demand for our high-resolution 3-D seismic services as well as our clients’ recognition of our technical and operational expertise.

      Client demand for more recording channels continues to increase as the industry strives for improved data quality with greater subsurface resolution. In response to client demand, our recording channel capacity has more than doubled since 2000. Our ability to deploy a large number of recording channels provides us with the competitive advantages of operational versatility and increased productivity, in addition to improved data quality.

Principal Executive Offices and Internet Address

      Our principal executive offices are located at 508 West Wall, Suite 800, Midland, Texas 79701 and our phone number is 432-684-3000. Our website is www.dawson3d.com. Information contained in our website is not incorporated by reference into this prospectus and you should not consider information contained in our website as part of this prospectus.

The Offering

Common stock offered	1,800,000 shares

Common stock outstanding after this offering	7,442,794 shares

Use of proceeds	We expect to use the net proceeds from this offering:

• to repay borrowings under our revolving line of credit agreement used to complete the funding of our 2004 seismic data acquisition crew expansions;

• to complete the funding of our January 2005 seismic data acquisition crew expansion, to field an additional crew in the second calendar quarter of 2005 and to increase the capacity of our existing crews; and

• for general corporate purposes, which may include further expansions of our seismic data acquisition operations and maintenance capital requirements.

See “Use of Proceeds.”

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 234,500 shares of common stock solely to cover over-allotments. See “Underwriting.”

Risk Factors	See “Risk Factors” beginning on page 6 for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq National Market symbol	DWSN

      The number of shares outstanding after the offering is based upon our shares outstanding as of February 28, 2005 and excludes a total of 264,750 shares issuable under outstanding options granted under our stock option plans. The weighted average exercise price of these options is $8.68 per share.

Summary Financial Data

      The following table sets forth our summary financial data for the periods indicated. The summary financial data for the fiscal years ended September 30, 2002, 2003 and 2004 are derived from our audited financial statements. The summary financial data for the three months ended December 31, 2003 and 2004 are derived from our unaudited financial statements. This information should be read in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto and the other financial data included elsewhere in this Prospectus.

				Three Months Ended
	Year Ended September 30,			December 31,

	2002	2003	2004	2003	2004

	(In thousands, except per share and operating data)

				(Unaudited)
Statement of Operations Data:
Operating revenues	$36,078	$51,592	$69,346	$15,475	$21,559
Operating costs:
Operating expenses	33,205	46,151	55,618	13,311	16,844
General and administrative	2,006	2,421	2,675	618	794
Depreciation	4,233	4,404	4,653	1,108	1,470
Income (loss) from operations	(3,366)	(1,384)	6,400	438	2,451
Other income:
Interest income	507	328	177	69	24
Loss on disposal of assets	—	—	—	(3)	—
Other	96	209	505	2	6
Income (loss) before income tax	(2,763)	(847)	7,082	506	2,481
Income tax benefit (expense):
Current	400	—	(96)	—	—
Deferred	71	(52)	1,632	—	(881)
Net income (loss)	(2,292)	(899)	8,618	506	1,600
Net income (loss) per share assuming dilution	$(0.42)	$(0.16)	$1.53	$0.09	$0.28
Operating Data (at period end):
Number of working crews	5	6	9	6	9
Available recording channels	22,720	26,400	38,742	27,150	44,820
Other Financial Data:
EBITDA	$1,470	$3,557	$11,735	$1,614	$3,951
Capital expenditures	2,047	6,153	13,889	1,602	10,490

      The following table sets forth a summary of our balance sheet data as of December 31, 2004 on a historical basis and on an as adjusted basis to reflect our receipt of estimated net proceeds of approximately $41.1 million from our sale of shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses, and the application of those net proceeds.

	At December 31, 2004

	Historical	As Adjusted

	(In thousands and
	unaudited)
Balance Sheet Data (at period end):
Working capital	$12,185	$27,287
Net property, plant and equipment	38,996	64,996
Total assets	59,866	100,968
Long-term debt(1)	—	—
Stockholders’ equity	51,948	93,050

(1)	Does not include $10.0 million of borrowings that were incurred in January and February 2005 under our revolving line of credit and will be repaid from the proceeds of this offering.

Non-GAAP Financial Measure

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structures, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

      We also understand that such data is used by investors to assess our performance. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization.

      The following table reconciles our EBITDA to our net income:

				Three Months
				Ended
	Year Ended September 30,			December 31,

	2002	2003	2004	2003	2004

	(In thousands)

				(Unaudited)
Net income (loss)	$(2,292)	$(899)	$8,618	$506	$1,600
Depreciation	4,233	4,404	4,653	1,108	1,470
Income tax (benefit) expense	(471)	52	(1,536)	—	881

EBITDA	$1,470	$3,557	$11,735	$1,614	$3,951

      The following table reconciles our EBITDA to our net cash provided by operating activities:

				Three Months Ended
	Year Ended September 30,			December 31,

	2002	2003	2004	2003	2004

	(In thousands)

				(Unaudited)
Net cash provided by operating activities	$3,628	$1,244	$8,812	$3,590	$8,436
Changes in working capital items and other	(1,541)	2,342	3,072	(1,976)	(4,440)
Non-cash adjustments to income	(217)	(29)	(245)	—	(45)
Current income tax (benefit) expense	(400)	—	96	—	—

EBITDA	$1,470	$3,557	$11,735	$1,614	$3,951

RISK FACTORS

      You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, including our financial statements and related notes, in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. The trading price of our common stock could decline due to the realization of these risks, and you could lose all or part of your investment.

If oil and gas prices or the level of capital expenditures by oil and gas companies were to decline, demand for our services would decline and our results of operations would be adversely affected.

      Demand for our services depends upon the level of spending by oil and gas companies for exploration, production, development and field management activities, which activities depend in part on oil and gas prices. Fluctuations in oil and gas exploration activities and commodity prices have adversely affected the demand for our services and our results of operations in years past and would do so again if prices for oil and gas were to decline. In particular, we incurred losses in fiscal years 2000 through 2003 as a result of decreased demand for seismic services during these years due to the effects of lower oil and gas prices. Any significant decline in oil and gas related spending on behalf of our clients could cause us to alter our capital spending plans and would have a material adverse effect on our results of operations. Additionally, increases in oil and gas prices may not increase demand for our products and services or otherwise have a positive effect on our results of operations or financial condition.

      Factors affecting the price of oil and gas include:

•	level of demand for oil and gas;

•	worldwide political, military and economic conditions, including the ability of the Organization of Petroleum Exporting Countries to set and maintain production levels and prices for oil;

•	level of oil and gas production;

•	government policies regarding the exploration for, and production and development of, oil and gas reserves;

•	level of taxation relating to the energy industry, including taxation of consumption of energy sources; and

•	weather conditions.

The markets for oil and gas have historically been volatile and are likely to continue to be so in the future.

The high fixed costs of our operations could result in operating losses.

      Our business has high fixed costs. As a result, any significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could adversely affect our results of operations.

Our revenues are subject to fluctuations that are beyond our control which could adversely affect our results of operations in any financial period.

      Our operating results vary in material respects from quarter to quarter and will continue to do so in the future. Factors that cause variations include the timing of the receipt and commencement of contracts for data acquisition, permit delays, weather delays and crew productivity. Combined with our high fixed costs, these revenue fluctuations could produce unexpected adverse results of operations in any fiscal period.

Our operations are subject to weather conditions which could adversely affect our results of operations.

      Our seismic data acquisition operations could be adversely affected by inclement weather conditions. Delays associated with weather conditions could adversely affect our results of operations. See “Business — Contracts.”

Our operations are subject to delays related to obtaining land access rights of way from third parties which could affect our results of operations.

      Our seismic data acquisition operations could be adversely affected by our inability to obtain timely right of way usage from both public and private land and/or mineral owners. Delays associated with obtaining such rights of way could negatively affect our results of operations.

We face intense competition in our business that could result in downward pricing pressure and the loss of market share.

      The acquisition and processing of seismic data for the oil and gas industry is a highly competitive business in the United States. Some of our competitors have financial resources that are significantly greater than our own. Competition from these and other competitors could result in downward pricing pressure and the loss of market share. See “Business — Competition.”

We may be unable to attract and retain skilled and technically knowledgeable employees which could adversely affect our business.

      Our success depends upon attracting and retaining highly skilled professionals and other technical personnel. A number of our employees are highly skilled scientists and highly trained technicians, and our failure to continue to attract and retain such individuals could adversely affect our ability to compete in the seismic services industry. We may confront significant and potentially adverse competition for these skilled and technically knowledgeable personnel, particularly during periods of increased demand for seismic services. None of our employees are under employment contracts and we have no key man insurance.

Capital requirements for our operations are large. If we are unable to finance these requirements our ability to continue our expansion and maintain our profitability could be affected.

      Our sources of working capital are limited. We have historically funded our working capital requirements with cash generated from operations, cash reserves and short term borrowings from commercial banks. In the past, we have also funded our capital expenditures and other financing needs through public equity offerings. Our working capital requirements continue to increase, primarily due to the expansion of our infrastructure. If we were to expand our operations at a rate exceeding operating cash flow, or if current demand or pricing of geophysical services were to decrease substantially, additional financing could be required. If we were not able to obtain such financing when needed, our failure could have a negative impact on our ability to pursue our expansion and maintain our profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Technological change in our business creates risks of technological obsolescence and requirements for future capital expenditures. If we are unable to keep up with these technological advances, we may not be able to compete effectively.

      Seismic data acquisition and processing technologies historically have progressed rather rapidly and we expect this progression to continue. Our strategy is to regularly upgrade our data acquisition and processing equipment to maintain our competitive position. However, due to potential advances in technology and the related costs associated with such technological advances, we might not be able to fulfill this strategy, thus possibly affecting our ability to compete.

We operate under hazardous conditions that subject us to risk of damage to property or personal injuries and may interrupt our business.

      Our business is subject to the general risks inherent in land-based seismic data acquisition activities. Our activities are often conducted in remote areas under extreme weather and other dangerous conditions. These operations are subject to risks of injury to personnel and equipment. Our crews are mobile, and equipment and personnel are subject to vehicular accidents. We use diesel fuel which is classified by the U.S. Department of Transportation as a hazardous material. These risks could cause us to experience equipment losses, injuries to our personnel and interruptions in our business.

      In addition, we could be subject to personal injury or real property damage claims in the normal operation of our business. Such claims may not be covered under the indemnification provisions in our master service agreements to the extent that the damage was due to our negligence, gross negligence or intentional misconduct.

      We do not carry insurance against certain risks that we could experience, including business interruption resulting from equipment losses or weather delays. We obtain insurance against certain property and personal casualty risks and other risks when such insurance is available and when our management considers it advisable to do so. Such coverage is not always available or applicable and, when available, is subject to unilateral cancellation by the insuring companies on very short notice.

Our business is subject to governmental regulation which may adversely affect our future operations.

      Our operations are subject to a variety of federal, state and local laws and regulations, including laws and regulations relating to the protection of the environment and archeological sites. We are required to expend financial and managerial resources to comply with such laws and related permit requirements in our operations, and we anticipate that we will continue to be required to do so in the future. The fact that such laws or regulations change frequently makes it impossible for us to predict the cost or impact of such laws and regulations on our future operations. The adoption of laws and regulations that have the effect of reducing or curtailing exploration and production activities by energy companies could also adversely affect our operations by reducing the demand for our services.

Certain provisions of our charter and bylaws and our shareholder rights plan may make it difficult for a third party to acquire us, even in situations that may be viewed as desirable by our shareholders.

      Our articles of incorporation and bylaws contain provisions that authorize the issuance of preferred stock and establish advance notice requirements for director nominations and actions to be taken at shareholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of us, even in situations that may be viewed as desirable by our shareholders. In addition, we have adopted a shareholder rights plan that would likely discourage a hostile attempt to acquire control of us.

Failure to spend or invest the proceeds of this offering in an effective manner could adversely affect our business.

      We have no current specific allocations for approximately $15.1 million of the aggregate net proceeds to be derived from this offering. Consequently, our board of directors and management will have substantial flexibility and broad discretion in applying this portion of the net proceeds of this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. The failure by management to apply such funds effectively could have a material adverse effect on our business and financial condition. We generally intend to use the unallocated net proceeds of this offering for general corporate purposes, which may include further expansions of our seismic data acquisition operations and maintenance capital requirements. Pending such uses, we intend to invest the unallocated net proceeds of this offering in short-term investments.

FORWARD-LOOKING STATEMENTS

      This prospectus and the documents we incorporate by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements can be identified by the use of forward-looking terminology including “forecast,” “may,” “believe,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other “forward-looking” information. We and our representatives may from time to time make other oral or written statements that are also forward-looking statements.

      These forward-looking statements are made based upon our management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements as a result of certain factors, including but not limited to dependence upon energy industry spending, the volatility of oil and gas prices, weather interruptions, ability to obtain land access rights of way and the availability of capital resources.

      Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” and elsewhere in this prospectus and the documents we incorporate by reference herein.

USE OF PROCEEDS

      We estimate that our net proceeds from this offering will be approximately $41.1 million, or approximately $46.5 million if the underwriters’ over-allotment option is exercised in full, in each case after deducting underwriting discounts and the estimated offering expenses.

      We expect to use our proceeds from this offering for the following:

•	approximately $10 million to repay borrowings under our revolving line of credit loan agreement used to complete the funding of our 2004 seismic data acquisition crew expansions;

•	approximately $16 million to complete the funding of our January 2005 data acquisition crew expansion, to field an additional crew in the second calendar quarter of 2005 and to increase the capacity of our existing crews; and

•	the balance of approximately $15.1 million for general corporate purposes which may include further expansions of our seismic data acquisition operations and maintenance capital requirements.

      The amount and timing of our actual expenditures for general corporate purposes will vary significantly depending on a number of factors, including such factors as the amount of cash generated by our operations. Accordingly, our management will have broad discretion in the application of the unallocated portion of the net proceeds generated from this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these proceeds. Pending our use of the net proceeds we receive from this offering, we may invest such proceeds in short-term investments.

      On December 22, 2004, we entered into a revolving line of credit loan agreement with Western National Bank under which we may borrow, repay and reborrow, from time to time until December 22, 2005, up to $10.0 million. Our obligations under this agreement are secured by a security interest in our accounts receivable and related collateral. Interest on the outstanding amount under the line of credit loan agreement is payable monthly (beginning on January 22, 2005) at a rate equal to the greater of (i) the

Prime Rate and (ii) 5.0%. In connection with equipping and deploying our eighth data acquisition crew, on January 12, 2005 we borrowed $5.0 million under the loan agreement. In connection with equipping and deploying our ninth data acquisition crew, we borrowed the remaining $5.0 million available under the loan agreement on February 1, 2005. The loan agreement contains customary covenants for credit facilities of this type, including limitations on distributions and dividends, disposition of assets and mergers and acquisitions. We are also obligated to meet certain financial covenants under the loan agreement, including maintaining a minimum tangible net worth (as defined in the loan agreement) of $40.0 million and maintaining specified ratios with respect to cash flow coverage, current assets and liabilities, and debt to tangible net worth.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is quoted on the Nasdaq National Market under the symbol “DWSN.” The following table shows the high and low per share sale prices for our common stock as reported on The Nasdaq National Market for the periods indicated.

	Price Range of
	Common Stock

	High	Low

Year Ended September 30, 2003
First Quarter	$7.18	$4.95
Second Quarter	$7.23	$5.20
Third Quarter	$8.53	$6.34
Fourth Quarter	$8.40	$6.56
Year Ended September 30, 2004
First Quarter	$8.54	$6.46
Second Quarter	$12.47	$7.62
Third Quarter	$22.39	$12.00
Fourth Quarter	$26.24	$16.82
Year Ended September 30, 2005
First Quarter	$27.66	$17.13
Second Quarter (through February 28, 2005)	$25.54	$17.91

      On February 28, 2005, the last sale price of the common stock as reported on The Nasdaq National Market was $24.86 per share. At the close of business on January 31, 2005, there were approximately 200 holders of record of our common stock.

      Since our initial public offering in 1981, we have not declared or paid any dividends on our common stock. We presently intend to retain earnings for use in our operations and to finance our business. Any change in our dividend policy is within the discretion of our board of directors and will depend, among other things, on our earnings, debt service and capital requirements, restrictions in financing agreements, if any, business conditions and other factors that our board of directors deems relevant. Our revolving line of credit does not permit us to pay dividends without the prior approval of the lending bank.

CAPITALIZATION

      The following table sets forth our cash, cash equivalents and short-term investments and our capitalization as of December 31, 2004 on a historical basis and on an as adjusted basis. The as adjusted basis reflects our receipt of estimated net proceeds of approximately $41.1 million from our sale of shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses, and the application of those net proceeds as described in “Use of Proceeds.” The as adjusted column does not include the exercise of the underwriters’ over-allotment option of 234,500 shares.

      You should read this table together with “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto included elsewhere in this prospectus.

	December 31, 2004

	Historical	As Adjusted

	(In thousands,
	except share data)
Cash, cash equivalents and short-term investments	$5,656	$20,758

Long-term debt, less current maturities(1)	$—	$—
Stockholders’ equity:
Preferred Stock, par value $1.00 per share:
5,000,000 shares authorized, none issued or outstanding	—	—
Common Stock, par value $0.33 1/3 per share:
10,000,000 shares authorized, 5,642,794 shares issued and outstanding; 7,442,794 shares issued and outstanding as adjusted(2)	1,881	2,481
Additional paid-in capital	40,026	80,528
Other comprehensive income, net of tax	(42)	(42)
Retained earnings	10,083	10,083

Total stockholders’ equity	$51,948	$93,050

Total capitalization	$51,948	$93,050

(1)	Does not include $10.0 million of borrowings that were incurred in January and February 2005 under our revolving line of credit and will be repaid from the proceeds of this offering.

(2)	Excludes 264,750 shares reserved for issuance upon exercise of employee stock options at December 31, 2004.

SELECTED FINANCIAL DATA

      The following table sets forth a summary of our selected financial data for the periods indicated. The financial data for the fiscal years ended September 30, 2002, 2003 and 2004 are derived from our audited financial statements. The financial data for the three months ended December 31, 2003 and 2004 are derived from our unaudited financial statements. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the financial statements and notes thereto and the other financial data included elsewhere in this Prospectus. Additional selected financial data for the two fiscal years preceding September 30, 2002 can be found in our annual reports previously filed with the SEC. See “Where You Can Find More Information”.

				Three Months Ended
	Year Ended September 30,			December 31,

	2002	2003	2004	2003	2004

	(In thousands, except per share and operating data)

				(Unaudited)
Statement of Operations Data:
Operating revenues	$36,078	$51,592	$69,346	$15,475	$21,559
Operating costs:
Operating expenses	33,205	46,151	55,618	13,311	16,844
General and administrative	2,006	2,421	2,675	618	794
Depreciation	4,233	4,404	4,653	1,108	1,470
Income (loss) from operations	(3,366)	(1,384)	6,400	438	2,451
Other income:
Interest income	507	328	177	69	24
Loss on disposal of assets	—	—	—	(3)	—
Other	96	209	505	2	6
Income (loss) before income tax	(2,763)	(847)	7,082	506	2,481
Income tax benefit (expense):
Current	400	—	(96)	—	—
Deferred	71	(52)	1,632	—	(881)
Net income (loss)	(2,292)	(899)	8,618	506	1,600
Net income (loss) per share assuming dilution	$(0.42)	$(0.16)	$1.53	$0.09	$0.28
Operating Data (at period end):
Number of working crews	5	6	9	6	9
Available recording channels	22,720	26,400	38,742	27,150	44,820
Other Financial Data:
EBITDA	$1,470	$3,557	$11,735	$1,614	$3,951
Capital expenditures	2,047	6,153	13,889	1,602	10,490

      The following table sets forth a summary of our balance sheet data as of December 31, 2004 on a historical basis and on an as adjusted basis to reflect our receipt of estimated net proceeds of approximately $41.1 million from our sale of shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, and the application of those net proceeds.

	At December 31, 2004

	Historical	As Adjusted

	(In thousands and
	unaudited)
Balance Sheet Data (at period end):
Working capital	$12,185	$27,287
Net property, plant and equipment	38,996	64,996
Total assets	59,866	100,968
Long-term debt(1)	—	—
Stockholders’ equity	51,948	93,050

(1)	Does not include $10.0 million of borrowings that were incurred in January and February 2005 under our revolving line of credit and will be repaid from the proceeds of this offering.

Non-GAAP Financial Measure

      We define EBITDA as net income plus interest expense, income taxes and depreciation and amortization expense. We use EBITDA as a supplemental financial measure to assess:

•	the financial performance of our assets without regard to financing methods, capital structures, taxes or historical cost basis;

•	our liquidity and operating performance over time, and in relation to other companies that own similar assets and that we believe calculate EBITDA in a manner similar to us; and

•	the ability of our assets to generate cash sufficient for us to pay potential interest costs.

      We also understand that such data is used by investors to assess our performance. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measure of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. When assessing our operating performance or our liquidity, you should not consider this data in isolation or as a substitute for our net income, cash flow from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. In addition, our EBITDA may not be comparable to EBITDA or similar titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. Further, the results presented by EBITDA cannot be achieved without incurring the costs that the measure excludes: interest, taxes, depreciation and amortization.

      The following table reconciles our EBITDA to our net income:

				Three Months
				Ended
	Year Ended September 30,			December 31,

	2002	2003	2004	2003	2004

	(In thousands)

				(Unaudited)
Net income (loss)	$(2,292)	$(899)	$8,618	$506	$1,600
Depreciation	4,233	4,404	4,653	1,108	1,470
Income tax (benefit) expense	(471)	52	(1,536)	—	881

EBITDA	$1,470	$3,557	$11,735	$1,614	$3,951

      The following table reconciles our EBITDA to our net cash provided by operating activities:

				Three Months Ended
	Year Ended September 30,			December 31,

	2002	2003	2004	2003	2004

	(In thousands)

				(Unaudited)
Net cash provided by operating activities	$3,628	$1,244	$8,812	$3,590	$8,436
Changes in working capital items and other	(1,541)	2,342	3,072	(1,976)	(4,440)
Non-cash adjustments to income	(217)	(29)	(245)	—	(45)
Current income tax (benefit) expense	(400)	—	96	—	—

EBITDA	$1,470	$3,557	$11,735	$1,614	$3,951

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with “Selected Financial Data” and our financial statements and related notes thereto included elsewhere in this prospectus. Portions of this document that are not statements of historical or current fact are forward-looking statements. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objections, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements. Factors that could cause our actual results to differ materially from those anticipated include those discussed in “Risk Factors,” as well as those discussed elsewhere. See “Risk Factors” and “Forward-Looking Statements.”

Overview

      We are the leading provider of onshore seismic data acquisition services in the United States as measured by the number of active data acquisition crews. Substantially all of our revenues are derived from the seismic data acquisition services we provide to our clients, mainly domestic oil and gas companies. Demand for our services depends upon the level of spending by these oil and gas companies for exploration, production, development and field management activities, which activities depend, in part, on oil and natural gas prices. Fluctuations in domestic oil and natural gas exploration activities and commodity prices have affected the demand for our services and our results of operations in years past and continue to be the single most important factor affecting our business and results of operations.

      Accordingly, our return to profitability in fiscal 2004 after several years of losses is directly related to an increase in the level of exploration for domestic oil and natural gas reserves by the petroleum industry since 2003. The increased level of exploration is a function of higher prices for oil and natural gas. As a result of the increase in domestic exploration spending, we have experienced an increased demand for our seismic data acquisition and processing services. While the markets for oil and natural gas have historically been volatile and are likely to continue to be so in the future and we can make no assurances as to future levels of domestic exploration or commodity prices, we believe opportunities exist for us to expand our market position.

      We continue to focus on increasing revenues and profitability. While our revenues are mainly affected by the level of client demand for our services, our revenues are also affected by the pricing for our services that we negotiate with our clients and the productivity of our data acquisition crews, including crew downtime related to inclement weather or delays in acquiring land access permits. Consequently, our successful efforts to negotiate more favorable weather protection provisions in our supplemental service agreements, to mitigate access permit delays and to improve overall crew productivity may contribute to growth in our revenues. Although our clients may cancel their supplemental service agreements with us on short notice, we believe we currently have a sufficient order book to sustain operations at full capacity well into fiscal 2005. In response to the additional demand for our services, we added our tenth crew in January 2005, and expect to field our eleventh crew in the second calendar quarter of 2005.

Highlights of the Quarter Ended December 31, 2004

      Our financial performance from operations for the first quarter of fiscal 2005 significantly improved when compared to our financial performance for the first quarter of fiscal 2004 as a result of increased demand for our services due to increased exploration and development activity by domestic oil and gas companies and increases in oil and gas prices during 2004. This increased demand had the following principal effects:

•	During the first fiscal quarter of 2005, we operated nine data acquisition crews as compared to six crews in the first fiscal quarter of 2004.

•	We experienced price improvements and more favorable contract terms in our agreements with clients during 2004. These factors helped improve our revenues during the first quarter of fiscal 2005.

•	We experienced a deferred tax expense of $0.16 in the first quarter of fiscal 2005. There was no deferred tax expense in the first quarter of fiscal 2004. At December 31, 2004, we had a deferred tax asset of $767,000 reflecting available net operating loss carryforwards. We expect to recognize additional deferred tax expense in subsequent quarters in order to fully utilize our deferred tax asset. After we have fully utilized our deferred tax asset, we will recognize current income tax expense on our income before income tax.

Results of Operations

      Operating Revenues. Our operating revenues for the first quarter of fiscal 2005 increased 39% to $21,559,000 from $15,475,000 in the first quarter of fiscal 2004 as a result of increased demand for our services. As a result of this increased demand during fiscal 2004, we were able to field three additional data acquisition crews, obtain price improvements in the markets for our services and negotiate favorable contract provisions. We began fiscal 2004 with six data acquisition crews. The seventh crew was added in February and the eighth and ninth crews were fielded in the fourth quarter of fiscal 2004.

      Operating Costs. Our operating expenses increased 27% from $13,311,000 in the first quarter of fiscal 2004 to $16,844,000 in the first quarter of fiscal 2005 due to the ongoing expenses of the three crews added after the first quarter of fiscal 2004.

      General and administrative expenses were approximately 3.7% and 3.9% of revenues in the first quarter of fiscal 2005 and 2004, respectively. General and administrative expenses are expected to increase to support expanded field operations and to assimilate Sarbanes-Oxley reporting requirements. In the first quarter of fiscal 2005, we increased our allowance for doubtful accounts by $40,000 in response to the increase in business activity and accounts receivable. Historically, we have had no significant write-offs of trade accounts receivable, however, we believe that it is prudent to increase the allowance for doubtful accounts in response to increased demand from new customers.

      We recognized $1,470,000 of depreciation expense in the first quarter of fiscal 2005 as compared to $1,108,000 in the comparable quarter of fiscal 2004 as a result of the significant capital expenditures we made during 2004. Our depreciation expense is also expected to increase during the remaining quarters of fiscal 2005 reflecting our significant capital expenditures in fiscal 2004 and the first quarter of fiscal 2005 and our expected capital budget for the remainder of fiscal 2005.

      Our total operating costs for the first quarter of fiscal 2005 were $19,108,000, an increase of 27% from the first quarter of fiscal 2004 primarily due to the factors described above.

      Taxes. We experienced a deferred tax expense of $0.16 during the first quarter of 2005. There was no deferred tax expense in the first quarter of fiscal 2004. At December 31, 2004, we have a deferred tax asset of $767,000 reflecting available net operating loss carryforwards. We expect to recognize additional deferred tax expense in subsequent quarters in order to fully utilize our deferred tax asset. After we have fully utilized our deferred tax asset, we will recognize current income tax expense on our income before income tax.

Fiscal 2004 Highlights

      Our financial performance for fiscal 2004 significantly improved when compared to our financial performance for fiscal 2003 as a result of increased demand for our services due to increased exploration and development activity by domestic oil and gas companies and increases in oil and gas prices. This increased demand had the following principal effects:

•	In response to increased demand for our services, we added capacity to existing crews and fielded three additional data acquisition crews. These additions, funded primarily from cash flow and cash reserves, helped increase our revenues during fiscal 2004.

•	As a result of increased demand for our services, we experienced price improvements and more favorable contract terms in our agreements with clients. These factors helped improve our revenues during fiscal 2004.

•	Approximately $0.29 per share of our earnings for fiscal 2004 were due to a deferred income tax benefit resulting from our elimination of a valuation allowance on a deferred tax asset generated from net operating loss carryforwards. We believe that our past five profitable quarters and a continued favorable environment for our services now will enable us to use the deferred tax asset.

Fiscal Year Ended September 30, 2004 Versus Fiscal Year Ended September 30, 2003

      Operating Revenues. Our operating revenues increased 34% from $51,592,000 in fiscal 2003 to $69,346,000 in fiscal 2004 as a result of increased demand for our services. As a result of this increased demand, we were able to field three additional data acquisition crews, obtain price improvements in the markets for our services and negotiate favorable contract provisions. We began fiscal 2004 with six data acquisition crews. The seventh crew was added in March and the eighth and ninth crews were fielded in the fourth quarter of fiscal 2004. Approximately $375,000 of our revenue is related to a negotiated release from contract performance by one customer. The release was at the request of the client and did not involve any performance issues.

      Operating Costs. Our operating expenses increased 21% from $46,151,000 in fiscal 2003 to $55,618,000 in fiscal 2004 due to the start-up and ongoing expenses of the three new crews added during the year.

      General and administrative expenses were 3.9% of revenues in fiscal 2004 as compared to 4.7% in fiscal 2003. The reduction in the percentage of general and administrative expenses to revenues in fiscal 2004 reflects our relatively fixed operating costs and the increase in our revenues during this period. General and administrative expenses are expected to increase to support expanded field operations and to assimilate Sarbanes-Oxley reporting requirements. In fiscal 2004, we increased our allowance for doubtful accounts by $100,000 in response to the increase in business activity and accounts receivable. Historically, we have had no significant write-offs of trade accounts receivable; however, we believe that it is prudent to increase the allowance for doubtful accounts in response to the business from new customers that the increases in the prices of oil and natural gas have generated.

      We recognized $4,653,000 of depreciation expense in fiscal 2004 as compared to $4,404,000 in fiscal 2003. Our depreciation expense is expected to increase in fiscal 2005 as a result of our significant capital expenditures in fiscal 2004. Approximately 39% of the fiscal 2004 capital expenditures occurred in the fourth quarter. During fiscal 2005, we will reflect a full year of depreciation expense for these fourth quarter 2004 capital expenditures.

      Our total operating costs for fiscal 2004 were $62,946,000, an increase of 19% from fiscal 2003 primarily due to the factors described above.

      Taxes. Because of our past five profitable quarters and the continued favorable environment for our services, we believe that we will now be able to fully use our net operating loss carryforwards. Approximately $0.29 per share of our reported earnings for fiscal 2004 resulted from a deferred income tax benefit resulting from the elimination of a valuation allowance on our deferred tax asset generated from these net operating loss carryforwards. Current tax expense reflects alternative minimum tax (“AMT”) calculated on net income not eligible for offset by AMT loss carryforwards.

Fiscal Year Ended September 30, 2003 Versus Fiscal Year Ended September 30, 2002

      Operating Revenues. Our operating revenues increased 43% from $36,078,000 in fiscal 2002 to $51,592,000 in fiscal 2003 principally as a result of increased demand for our services. We began fiscal 2003 with five crews and increased to six operating crews in November. During the months of May, June and July, our production was severely impaired by rain and we operated five crews during this time. During fiscal 2003, we saw slight price improvements for our services and were able to maintain the price improvements gained in fiscal 2002.

      Operating Costs. Our operating expenses increased 39% in fiscal 2003 as compared to fiscal 2002 due to the start up expenses associated with activating a crew, our expanded operations geographically within the contiguous United States and an increased demand for dynamite energy sources, which require an expensive drilling component, and for the use of helicopters to achieve efficient operations. The last two factors are reimbursable out-of-pocket expenses and are reported in both our revenue and expense lines.

      Our general and administrative expenses were 4.7% of revenues in fiscal 2003 as compared to 5.5% in fiscal 2002. We increased our allowance for doubtful accounts by $60,000 in fiscal 2003 in response to working for new clients in new areas. However, relatively favorable prices for crude oil and natural gas benefited our clients and, therefore, helped us in the collection of accounts receivable.

      We recognized $4,404,000 of depreciation expense in fiscal 2003, an increase of 4% from fiscal 2002. The increase in depreciation expense reflects our increase in capital expenditures during fiscal 2003 and 2002, principally for recording equipment.

      Our total operating costs for fiscal 2003 were $52,976,000, an increase of 34.3% from fiscal 2002 primarily due to the factors described above. The year over year increase in our revenues of 43% as compared to the year over year increase in our operating expenses of 39% reflects the high proportion of relatively fixed total operating expenses, including personnel costs of active crews, inherent in our business.

      Taxes. We recorded a deferred tax expense due to an increase in the income tax valuation allowance. The tax expense is related to the tax effect of the unrealized loss on investments recorded in other comprehensive income.

Liquidity and Capital Resources

      Introduction. Our principal sources of cash are amounts earned from the seismic data acquisition services we provide to our clients. Our principal uses of cash are the amounts used to provide these services, including expenses related to our operations and acquiring new equipment. Accordingly, our cash position depends (as do our revenues) on the level of demand for our services. Historically, cash generated from our operations along with cash reserves and short term borrowings from commercial banks have been sufficient to fund our working capital requirements, and to some extent, our capital expenditures.

      Cash Flows. Net cash provided by operating activities was $8,812,000 for fiscal 2004, $1,244,000 for fiscal 2003 and $3,628,000 for fiscal 2002. These amounts primarily reflect results of operations offset by changes in working capital components, depreciation and deferred income tax expense. The changes in our working capital components in fiscal 2004 resulted primarily from the increase in demand for our services during fiscal 2004 which led to increases in our accounts receivable, reflecting the increased revenues of our expanding business, and in our accounts payable, reflecting the costs to provide those services.

      Net cash provided by operating activities was $8,436,000 for the first quarter of fiscal 2005 and $3,590,000 for the first quarter of fiscal 2004. The increase in cash provided by operating activities in the first quarter of fiscal 2005 resulted primarily from the decrease in accounts receivable, due to increased receivable collections during the first fiscal quarter, and the increase in net income, due to the continued expansion of our business.

      Net cash used in investing activities was $9,571,000 in fiscal 2004 and $6,657,000 in fiscal 2002. Net cash provided from investing activities was $836,000 in fiscal 2003. These results primarily represent capital expenditures and activity in the short-term investment portfolio. The increase in net cash used in investing activities during fiscal 2004 primarily resulted from the increased capital expenditures we made during fiscal 2004 due to the continued expansion of our business. Capital expenditures were made with cash generated from operations and short-term investments.

      Net cash used in investing activities was $10,490,000 in the quarter ended December 31, 2004 and $1,619,000 in the quarter ended December 31, 2003. The increase in net cash used in investing activities during the first quarter of fiscal 2005 primarily resulted from the capital expenditures we made during the quarter due to the continued expansion of our business. Capital expenditures were made with cash generated from operations and short-term investments and during the first quarter of fiscal 2005 with cash from our new revolving line of credit agreement discussed below.

      Net cash provided by financing activities in fiscal 2004 was $957,000 and reflects proceeds from the exercise of stock options by officers and other key employees. Net cash provided by financing activities in the quarter ended December 31, 2004 was $35,000 and reflects proceeds from the exercise of stock options.

      Capital Expenditures. Capital expenditures during fiscal 2004 were $13,889,000, which was used to acquire additional recording channels, energy source units, three new seismic data acquisition crews and maintenance capital requirements. During the first quarter of fiscal 2005 capital expenditures of $10,490,000 were used to acquire additional recording channels and energy source units to equip our eighth and ninth data acquisition crews and to prepare to field our tenth crew in January 2005 and for maintenance capital requirements.

      We have budgeted capital expenditures of approximately $20 million for the remainder of fiscal 2005, of which approximately $7 million will be used to complete the funding of our January 2005 crew expansion, approximately $5 million will be used to field our eleventh crew in the second calendar quarter of 2005, approximately $4 million will be used to increase the capacity of our existing crews and the remainder will be used for maintenance capital requirements.

      We continually strive to supply our clients with technologically advanced 3-D seismic data acquisition recording systems and data processing capabilities. We maintain equipment in and out of service in anticipation of increased future demand for our services.

      Capital Resources. Historically, we have primarily relied on cash generated from operations, cash reserves and short term borrowings from commercial banks to fund our working capital requirements and, to some extent, capital expenditures. In the past, we have also funded our capital expenditures and other financing needs through public equity offerings. As a result of our recent increased capital needs resulting from the continued expansion of our business, we obtained in December 2004 the $10 million revolving line of credit agreement discussed below.

      On December 22, 2004, we entered into a revolving line of credit loan agreement with Western National Bank under which we may borrow, repay and reborrow, from time to time until December 22, 2005, up to $10.0 million. Our obligations under this agreement are secured by a security interest in our accounts receivable and related collateral. Interest on the outstanding amount under the line of credit loan agreement is payable monthly (beginning on January 22, 2005) at a rate equal to the greater of (i) the Prime Rate and (ii) 5.0%. In connection with equipping and deploying our eighth data acquisition crew, on January 12, 2005 we borrowed $5.0 million under the loan agreement. In connection with equipping and deploying our ninth data acquisition crew, we borrowed the remaining $5.0 million available under the loan agreement on February 1, 2005. The loan agreement contains customary covenants for credit facilities of this type, including limitations on distributions and dividends, disposition of assets and mergers and acquisitions. We are also obligated to meet certain financial covenants under the loan agreement, including maintaining a minimum tangible net worth (as defined in the loan agreement) of $40.0 million and maintaining specified ratios with respect to cash flow coverage, current assets and liabilities, and debt to tangible net worth.

      The following table summarizes payments due in specific periods related to our contractual obligations as of February 1, 2005:

	Payments Due by Period

		Within			After
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Debt obligations(1)	$10,000	$10,000	$0	$0	$0
Operating lease obligations	500	143	357	0	0

Total	$10,500	$10,143	$357	$0	$0

(1)	Amounts represent our current borrowings under our revolving line of credit loan agreement and do not include interest payments required under the agreement.

      We believe that our capital resources, including our short-term investments and cash flow from operations are adequate to meet our current operational needs. We believe we will be able to finance our fiscal 2005 capital requirements through short-term investments and cash flow from operations, through borrowings under our revolving line of credit loan agreement and from the proceeds of this offering. If we were not able to complete this offering, we would have to find other funding sources for our business expansion or alter or delay our spending plans. We believe that other sources of funding would be available to us, including increasing the size of our revolving line of credit or issuing long-term debt. Our ability to continue to satisfy our working capital requirements and to fund future capital requirements will depend principally upon our future operating performance, which is subject to the risks inherent in our business and discussed elsewhere in this prospectus.

Off-Balance Sheet Arrangements

      As of December 31, 2004, we had no off-balance sheet arrangements.

Effect of Inflation

      We do not believe that inflation has had a material effect on our business, results of operations or financial condition during the past three years.

Critical Accounting Policies

      The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make certain assumptions and estimates that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. Because of the use of assumptions and estimates inherent in the reporting process, actual results could differ from those estimates.

      Revenue Recognition. Our services are provided under cancelable service contracts. These contracts are either “turnkey” or “term” agreements. The Company recognizes revenues when services are performed under both types of agreements. Services are defined as the commencement of data acquisition or processing operations. Under turnkey agreements, revenue is recognized on a per unit of data acquired rate, as services are performed. Under term agreements, revenue is recognized on a per unit of time worked rate, as services are performed. In the case of a cancelled service contract, we recognize revenue and bill our client for services performed up to the date of cancellation. We also receive reimbursements for certain out-of-pocket expenses under the terms of our service contracts. We record amounts billed to clients in revenue at the gross amount including out-of-pocket expenses that are reimbursed by the client.

      In some instances, we bill clients in advance of the services performed. In those cases, we recognize the liability as deferred revenue.

      Allowance for Doubtful Accounts. We prepare our allowance for doubtful accounts receivable based on our past experience of historical write-offs, our current customer base and our review of past due accounts. The inherent volatility of the energy industry’s business cycle can cause swift and unpredictable changes in the financial stability of our customers.

      Impairment of Long-lived Assets. We review long-lived assets for impairment when triggering events occur suggesting deterioration in the assets recoverability or fair value. Recognition of an impairment charge is required if future expected net cash flows are insufficient to recover the carrying value of the asset. Our forecast of future cash flows used to perform impairment analysis includes estimates of future revenues and future gross margins based on our historical results and analysis of future oil and gas prices which is fundamental in assessing demand for our services. If we are unable to achieve these cash flows, our estimates would be revised potentially resulting in an impairment charge in the period of revision.

      Depreciable Lives of Property, Plant and Equipment. Our property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Our estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. The technology of the equipment used to gather data in the seismic industry has historically evolved such that obsolescence does not occur quickly. As circumstances change and new information becomes available, these estimates could change. We amortize these capitalized items using the straight-line method.

      Tax Accounting. We account for our income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the recognition of amounts of taxes payable or refundable for the current year and an asset and liability approach in recognizing the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We determine deferred taxes by identifying the types and amounts of existing temporary differences, measuring the total deferred tax asset or liability using the applicable tax rate and reducing the deferred tax asset by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Our methodology for recording income taxes requires judgment regarding assumptions and the use of estimates, including determining our annual effective tax rate and the valuation of deferred tax assets, which can create variance between actual results and estimates. The process involves making forecasts of current and future years’ taxable income and unforeseen events may significantly effect these estimates. Those factors, among others, could have a material impact on our provision or benefit for income taxes.

      Stock Based Compensation. In accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” we do not record compensation for stock options or other stock-based awards that are granted to employees or non-employee directors with an exercise price equal to or above the common stock market price on the grant date.

Recently Issued Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) has announced it will require all public companies to expense the fair value of employee stock awards. The final requirements will be effective for periods beginning after June 15, 2005. The impact to our financial statements will be in the form of additional compensation expense upon the award of any stock options. The amount of the compensation expense we will recognize is dependent on the value of our common stock and the number of options we award.

Quantitative and Qualitative Disclosure About Market Risk

      The primary sources of market risk include fluctuations in commodity prices which affect demand for and pricing of our services and interest rate fluctuations. At December 31, 2004, we had no indebtedness. Our short-term investments were fixed-rate and we do not necessarily intend to hold them to maturity, and therefore, the short-term investments expose us to the risk of earnings or cash flow loss due to changes in market interest rates. As of December 31, 2004, the carrying value of our investments approximates fair value. We have not entered into any hedge arrangements, commodity swap agreements, commodity futures, options or other derivative financial instruments. We do not currently conduct business internationally, so we are generally not subject to foreign currency exchange rate risk.

BUSINESS

General

      Dawson Geophysical Company is the leading provider of onshore seismic data acquisition services in the United States as measured by the number of active data acquisition crews. Founded in 1952, we acquire and process 2-D, 3-D and multi-component seismic data for our clients, ranging from major oil and gas companies to independent oil and gas operators as well as providers of multi-client data libraries. Our clients rely on seismic data to identify areas where subsurface conditions are favorable for the accumulation of hydrocarbons, as well as to optimize the development and production of hydrocarbon reservoirs. During fiscal 2004, substantially all of our revenues were derived from 3-D seismic data acquisition operations.

      We operate ten 3-D seismic data acquisition crews in the lower 48 states of the United States, and a seismic data processing center. We market and supplement our services from our headquarters in Midland, Texas and from additional offices in Houston, Denver and Oklahoma City. Our geophysicists perform data processing in our Midland and Houston offices and our field operations are supported from our field office facility in Midland. The results of a seismic survey conducted for a client belong to that client. To avoid potential conflicts of interest with our clients, we do not acquire seismic data for our own account nor do we participate in oil and gas ventures.

      In fiscal year 2003, higher commodity prices led to a significant increase in the level of spending for domestic exploration and development of oil and natural gas reserves. This resulted in greater demand for newly-acquired seismic data by many oil and gas companies. These factors and changes in the competitive landscape in our market enabled us to expand our data acquisition and processing capacity by adding new personnel with technical and operational expertise to our existing highly skilled workforce. We believe these additions fortified our position as the leading provider of onshore seismic data acquisition services in the United States and resulted in increased market share in terms of the number of active crews operating. We accelerated this expansion during fiscal 2004 with the addition of three data acquisition crews, increased recording capacity company-wide and improvements to our data processing center. We anticipate further growth in fiscal 2005. We added a tenth data acquisition crew in January and expect to field our eleventh crew in the second calendar quarter of 2005. These expansions are in response to continued demand for our high-resolution 3-D seismic services as well as our clients’ recognition of our technical and operational expertise.

Business Strategy

      Our strategy is to maintain our leadership position in the U.S. onshore market. Key elements of our strategy include:

•	Attracting and retaining skilled and experienced personnel for our data acquisition and processing operations;

•	Providing integrated in-house services necessary in each phase of seismic data acquisition and processing, including project design, land access permitting, surveying and related support functions as well as continuing the enhancement of our in-house health, safety and environmental program;

•	Maintaining the focus of our operations solely on the domestic onshore seismic market;

•	Continuing to operate with conservative financial discipline;

•	Updating our capabilities to incorporate advances in geophysical and supporting technologies; and

•	Acquiring equipment to expand the recording channel capacity on each of our existing crews and equipping additional crews as customer demand dictates.

Business Description

      Geophysical Services Overview. Our business consists of the acquisition and processing of seismic data to produce an image of the earth’s subsurface. The seismic method involves the recording of reflected acoustic or sonic waves from below the ground. In our operations, we introduce acoustic energy into the ground by using an acoustic energy source, usually large vibrating machines or occasionally through the detonation of dynamite. We then record the subsequent reflected energy, or echoes, with recording devices placed along the earth’s surface. These recording devices, or geophones, are placed on the ground in groups of six or more and connected together as a single recording channel. We generally use multiple recording channels in our seismic surveys. Additional recording channels enhance the clarity of the seismic survey much in the same way as additional pixels add resolution to televisions and computer monitors.

      We are able to collect seismic data using either 2-D or 3-D methods. The 2-D method involves the collection of seismic data in a linear fashion thus generating a single plane of subsurface seismic data. Recent technological advances in seismic equipment and computing allow us to economically acquire and process data by placing large numbers of energy sources and recording channels over a broad area. The industry refers to the technique of broad distribution of energy sources and recording channels as the 3-D seismic method. The 3-D method produces an immense volume of seismic data which produces more precise images of the earth’s subsurface. Geophysicists use computer workstations to interpret 3-D seismic data volumes, generate geologic models of the earth’s subsurface, and identify subsurface anomalies which are favorable for the accumulation of hydrocarbons.

      3-D seismic data are used in the exploration for new reserves and enable oil and gas companies to better delineate existing fields and to augment their reservoir management techniques. Benefits of incorporating high resolution 3-D seismic surveys into exploration and development programs include reducing drilling risk, decreasing oil and gas finding costs and increasing the efficiencies of reservoir location, delineation and management. In order to meet the requirements necessary to fully realize the benefits of 3-D seismic data, there is an increasing demand for improved data quality with greater subsurface resolution. We are prepared to meet such demands with the implementation of improved techniques and evolving technology. One such technique is better survey design integrating a greater number of recording channels, more dense energy source distribution, and improved seismic data processing technology. Our geophysicists perform these design tasks.

      We continue to pursue the use of multi-component seismic technologies, which utilize shear wave seismic data. Shear waves vary from the acoustic wave generally used in seismic surveys in the manner in which they travel through the earth. The use of shear waves in seismic surveys is relatively new in our industry, and it is believed that the analysis of shear wave data may allow for a more detailed model of the earth’s subsurface. Shear wave seismic data are acquired using both 2-D and 3-D methods. We have been involved in several shear wave projects. Our equipment includes energy sources and geophones capable of generating and recording shear waves.

      Data Acquisition. The seismic survey begins at the time a client requests that we formulate a proposal to acquire seismic data on its behalf. Geophysicists then assist the client in designing the specifications of the proposed 3-D survey. If the client accepts our proposal, a permit agent then obtains access right of way from the landowners where the survey is to be conducted.

      Utilizing electronic surveying equipment, survey personnel precisely locate the energy source and receiver positions from which the seismic data are collected. We utilize the satellite global positioning system, known as GPS, to properly locate the seismic survey positions. We primarily use vibrator energy sources which are mounted on vehicles, each of which weighs 50,000 to 62,000 pounds, to generate seismic energy but occasionally we detonate dynamite charges placed in drill holes below the earth’s surface. We use third party contractors for the drilling of holes and the purchasing, handling and disposition of dynamite charges.

      In 2000, we had an operating capacity of six land-based seismic data acquisition crews with an aggregate recording channel count of approximately 20,000 and 52 vibrator energy source units. We currently own equipment for ten crews and 78 vibrator energy source units and have capacity in excess of 46,000 recording channels, any of which may be configured to meet the demands of specific survey designs. Each crew consists of approximately 60 technicians, 25 associated vehicles with off-road capabilities, 50,000 to 100,000 geophones, a seismic recording system, energy sources, electronic cables and a variety of other equipment. We operate ten Input/ Output System Two® recording systems, five with radio capability and five cable-based systems.

      Client demand for more recording channels continues to increase as the industry strives for improved data quality with greater subsurface resolution. We believe our ability to deploy a large number of recording channels provides us with the competitive advantages of operational versatility and increased productivity, in addition to improved data quality.

      Data Processing. We currently operate a computer center located in Midland, Texas and provide additional processing services through our Houston office. Such data processing primarily involves the enhancement of seismic data by improving reflected signal resolution, removing ambient noise and establishing proper spatial relationships of geological features. The data are then formatted in such a manner that computer graphic technology may be employed for examination and interpretation of the data by the user.

      We continue to improve data processing efficiency and accuracy with the addition of improved processing software and high-speed computer technology. We purchase, develop or lease, under non-exclusive licensing arrangements, seismic data processing software.

      Our computer center processes seismic data collected by our crews, as well as by other geophysical contractors. In addition, we reprocess previously recorded seismic data using current technology to enhance the data quality. Our processing contracts may be awarded jointly with, or independently from, data acquisition services. Data processing services comprise a small portion of our overall revenues.

      Integrated Services. We maintain integrated in-house operations necessary to the development and completion of seismic surveys. Our experienced personnel have the capability to conduct or supervise the seismic survey design, permitting, surveying, data acquisition and processing functions for each seismic program. In-house support operations include a health, safety and environmental program as well as facilities for automotive repair, automotive paint and body repair, electronics repair, electrical engineering and software development. In addition, we maintain a fleet of tractor trailers to transport our seismic acquisition equipment to our survey sites. We believe that maintaining these functions in-house contributes to better quality control and improved efficiency in our operations. Our clients generally undertake to provide their own interpretation of the seismic data provided by us.

Equipment Acquisition and Capital Expenditures

      We monitor and evaluate advances in geophysical technology and commit capital funds to purchase equipment we deem most promising in order to maintain our competitive position. Purchasing new assets and continually upgrading capital assets require a continuing commitment to capital spending. For fiscal year 2004, we made capital expenditures of $13,889,000 to fund the deployment of three new data acquisition crews, expand the capacity of existing crews, improve our data processing center and meet other necessary operational capital expenses. We have an approved budget of $20 million for the remainder of fiscal 2005 to fund the remainder of the January 2005 expansions, to add an additional crew in the second calendar quarter of 2005, to increase the capacity of our existing crews and to meet other necessary operational capital requirements. During the first quarter of fiscal 2005, capital expenditures of $10,490,000 were used to acquire additional recording channels and energy source units to equip our eighth and ninth data acquisition crews and to prepare to field our tenth in January 2005 and for maintenance capital requirements.

Clients

      Our services are marketed by supervisory and executive personnel who contact clients to determine geophysical needs and respond to client inquiries regarding the availability of crews or processing schedules. These contacts are based principally upon professional relationships developed over a number of years.

      Our clients range from major oil companies to small independent oil and gas operators and also include providers of multi-client data libraries. The services we provide to our clients vary according to the size and needs of each client. We believe that the loss of any one of our clients would not have a material impact on our business. During 2004, sales to our two largest clients represented 17% and 12% of our revenues, respectively. The largest client acts as an agent for other entities that are the actual purchasers of our services. Sales to each of the actual purchasers represented less than 10% of our total revenues. Because of our relatively large client base, our largest clients have varied from year to year.

      In order to avoid potential conflicts of interest with our clients, we do not acquire data for our own account or for future sale, maintain any multi-client data library or participate in oil and gas ventures. The results of a seismic survey conducted for a client belong to that client. It is also our policy that none of our officers, directors or employees participate in any oil and gas venture. All of our clients’ information is maintained in strictest confidence.

Contracts

      Our services are conducted under master service contracts with our clients. These master service contracts define certain obligations for us and for our clients. A supplemental agreement setting forth the terms of a specific project, which may be cancelled by either party on short notice, is entered into for every project. The supplemental agreements are either “turnkey” agreements that provide for a fixed fee to be paid to us for each unit of data acquired, or “term” agreements that provide for a fixed hourly, daily or monthly fee during the term of the project or projects. Turnkey agreements generally provide us more profit potential, but involve more risks because of the potential of crew downtime or operational delays. We attempt to negotiate on a project by project basis, some level of weather downtime protection within the turnkey agreements. Under the term agreements, we forego an increased profit potential in exchange for a more consistent revenue stream with improved protection from crew downtime or operational delays.

      We currently operate under both turnkey and term supplemental agreements. Currently, the majority of our supplemental agreements are turnkey agreements.

Competition

      The acquisition and processing of seismic data for the oil and gas industry is a highly competitive business in the United States. Contracts for such services generally are awarded on the basis of price quotations, crew experience and availability of crews to perform in a timely manner, although factors other than price, such as crew safety performance history, technological and operational expertise are often determinative. Our competitors include companies with financial resources that are significantly greater than our own as well as companies of comparable and smaller size. Since the departure of our principal competitor, Western GECO, a subsidiary of Schlumberger N.V., from our market in 2003, our primary competitors have been Veritas DGC, Petroleum Geo Services, Trace Energy Services, Quantum Geophysical and Tidelands Geophysical.

Employees

      We employ approximately 640 persons, of which 581 are engaged in providing energy sources and acquiring data, 9 are engaged in data processing, 11 are administrative personnel, 30 are engaged in equipment maintenance and transport and 9 are executive officers. Of the employees listed above, 10 are geophysicists. Our employees are not represented by a labor union. We believe we have good relations with our employees.

Legal Matters

      In connection with a 2004 geophysical survey we received a demand letter in January 2005 from a landowner alleging surface damage by us in the amount of $2,255,000. We believe that the actual amount of any surface damage will not be material and that the master service contract between us and our client requires the client to indemnify us against non-negligent surface damage claims incurred in the course of a geophysical survey. We have notified our client of the demand letter and our belief that the indemnification provision applies to the underlying event. If the client fails to indemnify us, our insurance may not cover the claim.

      In addition to the foregoing, from time to time we are a party to various legal proceedings arising in the ordinary course of business. Although we cannot predict the outcomes of any such legal proceedings, our management believes that the resolution of pending legal actions will not have a material adverse effect on our financial condition, results of operations or liquidity.

MANAGEMENT

Executive Officers and Directors

      The following table identifies our executive officers and directors and indicates their ages and positions as of December 1, 2004:

Name	Age	Position

L. Decker Dawson	84	Chairman of the Board of Directors and Chief Executive Officer
Stephen C. Jumper	43	President, Chief Operating Officer and Director
Howell W. Pardue	69	Executive Vice President
C. Ray Tobias	47	Executive Vice President
Christina W. Hagan	49	Executive Vice President, Secretary, Treasurer and Chief Financial Officer
Edward L. Huff	67	Senior Vice President
Frank D. Brown	49	Vice President
K. S. Forsdick	53	Vice President
A. Mark Nelson	44	Vice President
Paul H. Brown	73	Director
Gary M. Hoover, Ph.D.	65	Director
Tim C. Thompson	71	Director

      Set forth below is biographical information for our executive officers and directors.

      L. Decker Dawson. Mr. Dawson founded our company in 1952. He served as our President until being elected as Chairman of our Board of Directors and Chief Executive Officer in January 2001. Prior to 1952, Mr. Dawson was a geophysicist with Republic Exploration Company, a geophysical company. Mr. Dawson served as President of the Society of Exploration Geophysicists from 1989 to 1990, received its Enterprise Award in 1997 and was awarded honorary membership in 2002. He was Chairman of the Board of Directors of the International Association of Geophysical Contractors in 1981 and is an honorary life member of such association. He was inducted into the Permian Basin Petroleum Museum’s Hall of Fame in 1997.

      Stephen C. Jumper. Mr. Jumper, a geophysicist, joined us in 1985, was elected Vice President of Technical Services in September 1997 and was subsequently elected our President and Chief Operating Officer and Director in January 2001. Prior to 1997, Mr. Jumper served us as manager of technical services with an emphasis on 3-D processing. Mr. Jumper has served the Permian Basin Geophysical Society as Second Vice President in 1991, First Vice President in 1992 and as President in 1993.

      Howell W. Pardue. Mr. Pardue joined us in 1976 as Vice President of Data Processing. Mr. Pardue was elected Executive Vice President of Data Processing in 1997. Prior to joining us, Mr. Pardue was employed in data processing for 17 years by Geosource, Inc. and its predecessor geophysical company.

      C. Ray Tobias. Mr. Tobias joined us in 1990, was elected Vice President in September 1997 and has been an Executive Vice President since January 2001. Mr. Tobias supervises our client relationships and our survey cost quotations to clients. He has served on the Board of Directors of the International Association of Geophysical Contractors and is Past President of the Permian Basin Geophysical Society. Prior to joining us, Mr. Tobias was employed by Geo-Search Corporation where he was an operations supervisor.

      Christina W. Hagan. Ms. Hagan joined us in 1988 and was elected Chief Financial Officer and Vice President in September 1997 and Senior Vice President and Secretary in January 2003. In January 2004, Ms. Hagan was elected Executive Vice President. Prior thereto, Ms. Hagan served as our Controller and Treasurer. Ms. Hagan is a certified public accountant.

      Edward L. Huff. Mr. Huff joined us in 1956, and was elected Vice President in September 1997 and Senior Vice President in January 2004. Prior to his election as Vice President, Mr. Huff served as instrument operator, crew manager and field supervisor for us. He has managed our field operation since 1987.

      Frank D. Brown. Mr. Brown, a geophysicist, joined us in 1988 and was elected Vice President in January 2001. Mr. Brown is responsible for client relationships and submitting survey cost quotations as well as providing survey design services to our clients. He is a past President of the Permian Basin Geophysical Society. Mr. Brown currently serves as Chairman of the Society of Exploration Geophysics Continuing Education Committee. Prior to joining us, Mr. Brown was employed by Permian Exploration Corporation as a geophysicist responsible for acquisition and interpretation projects.

      K. S. Forsdick. Mr. Forsdick joined us in 1993 and was elected Vice President in January 2001. Mr. Forsdick is responsible for soliciting, designing and bidding seismic surveys for prospective clients. Prior to joining us, Mr. Forsdick was employed by Grant Geophysical Company and Western Geophysical Company and was responsible for marketing and managing land and marine seismic surveys for domestic and international operations. He has served on the Governmental Affairs Committee of the International Association of Geophysical Contractors.

      A. Mark Nelson. Mr. Nelson joined us in 1993 as manager of our health, safety and environmental program and was elected Vice President in January 2004. Mr. Nelson has over twenty-five years of seismic experience, holds a masters degree in Environmental Science and is a registered environmental professional. He has also served as the Chairman of the Health, Safety and Environmental Committee of the International Association of Geophysical Contractors and is a member of the National Registry of Environmental Professionals and of the American Society of Safety Engineers.

      Paul H. Brown. Mr. Brown has served us as a director since September 1999. Mr. Brown, an independent management consultant with various companies since May 1998, was President and Chief Executive Officer of WEDGE Energy Group, Inc. from January 1985 to May 1998.

      Gary M. Hoover, Ph.D. Dr. Hoover has served us as a director since December 2002. Prior to his retirement in October 2002, Dr. Hoover was Senior Principal Geophysicist with Phillips Petroleum Company. His responsibilities for the previous ten years with Phillips included geophysical research management, geoscience technology coordination, exploration and production technology consultation and active research into new seismic data acquisition techniques. Dr. Hoover served as Vice President of the Society of Exploration Geophysicists (1990-1991) and received its Life Membership Award in 2000. Dr. Hoover holds a doctorate in physics from Kansas State University.

      Tim C. Thompson. Mr. Thompson has served us as a director since 1995. Mr. Thompson, an independent management consultant with various companies since May 1993, was President and Chief Executive Officer of Production Technologies International, Inc. from November 1989 to May 1993.

DESCRIPTION OF OUR CAPITAL STOCK

      The following is a description of our capital stock and a summary of the material provisions of our articles of incorporation and bylaws. You should also refer to our articles of incorporation and bylaws, which are incorporated herein by reference, and to Texas law.

General

      Our authorized capital stock consists of 5,000,000 shares of preferred stock, $1.00 par value per share, and 10,000,000 shares of common stock, $0.33 1/3 par value per share. As of February 28, 2005, there were 5,642,794 shares of our common stock issued and outstanding and no shares of preferred stock issued and outstanding. The outstanding shares of our common stock are, and the shares of our common stock to be sold by us as described herein will be when issued, fully paid and nonassessable.

Common Stock

      Each share of our common stock has one vote on all matters presented to our shareholders. Since our common stock does not have cumulative voting rights, the holders of more than 50% of our common stock may, if they choose to do so, elect all of the directors and, in that event, the holders of the remaining shares of our common stock will not be able to elect any directors. Subject to the rights and preferences of any preferred stock that may be designated and issued, the holders of our common stock are entitled to dividends when and as declared by our board of directors and are entitled on liquidation to all assets remaining after payment of liabilities, subject to the liquidation preferences of any shares of preferred stock. Our common stock has no preemptive or other subscription rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

Preferred Stock

      Our preferred stock may be issued in series, and shares of each series shall have such rights and preferences as shall be fixed by our board of directors in the resolution or resolutions authorizing the issuance of that particular series. In designating any series of preferred stock, our board of directors has authority, without further action by the holders of our common stock, to fix the rights, dividend rate, conversion rights, rights and terms of redemption (including any sinking fund provisions) and the liquidation preferences of that series of preferred stock. The issuance of preferred stock by us could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of us. We have no present plans to issue any shares of preferred stock.

Limitation of Director Liability

      Our restated articles of incorporation provide that our directors will have no personal liability to us or our shareholders for monetary damages for breach or alleged breach of our directors’ duty of care. This provision in our restated articles of incorporation does not eliminate our directors’ fiduciary duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief should remain available under Texas law. Furthermore, each of our directors will continue to be subject to liability for (i) a breach of the directors’ duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, (iii) any transaction from which a director derives an improper personal benefit or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute. This provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Shares Eligible for Future Sale

      Sales of a substantial number of shares of our common stock in the open market after this offering could adversely affect the trading price of our common stock. Upon consummation of this offering, we will have 7,442,794 shares of common stock outstanding, excluding 264,750 shares of our common stock issuable upon exercise of outstanding employee stock options. Of such outstanding shares, we estimate that approximately 6,932,702 shares will be freely tradeable without restriction or further registration under the Securities Act unless purchased by an “affiliate” of us, as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock were acquired in transactions exempt from registration under the Securities Act and are or formerly were “restricted securities” within the meaning of Rule 144 and may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, including Rule 144 under the Securities Act.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year from the later of the date the shares were acquired from us or from an “affiliate” of us, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale.

Sales under Rule 144 are also subject to the availability of certain public information about us, restrictions on the manner of sale and notice requirements. A person who is not deemed an affiliate of us under the Securities Act, has not been an affiliate during the preceding 90 days and has beneficially owned shares for at least two years from the later of the date the shares were acquired from us or from an “affiliate” of us is entitled to sell such shares under Rule 144(k) without regard to the volume limitations and other restrictions described above.

      We and each of our executive officers and directors have agreed with the underwriters, for a period of 120 days from the date of this prospectus, not to directly or indirectly sell, offer or contract to sell, or otherwise dispose of or transfer any shares of our common stock or any rights to purchase our common stock, without the prior written consent of Raymond James & Associates, Inc. See “Underwriting.”

Shareholder Rights Plan

      On July 13, 1999, our Board of Directors authorized and declared a dividend to the holders of record on July 23, 1999 of one Right (a “Right”) for each outstanding share of our common stock. When exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Shares”), at an exercise price of $50.00 per Right. The rights are not currently exercisable and will become exercisable only if a person or group acquires beneficial ownership of 20% or more of our outstanding common stock or announces a tender offer or exchange offer, the consummating of which would result in attaining the triggering percentage. We may redeem the Rights for $0.01 per Right at any time prior to the tenth day after the first public announcement of a triggering acquisition.

UNDERWRITING

      Subject to the terms and conditions of an underwriting agreement, a form of which has been filed as an exhibit to the registration statement relating to this prospectus, Raymond James & Associates, Inc. and A.G. Edwards & Sons, Inc., our underwriters, have agreed to purchase from us the number of shares of common stock set forth below:

Number of
Underwriter	Shares

Raymond James & Associates, Inc.	1,350,000
A.G. Edwards & Sons, Inc.	450,000

Total	1,800,000

      The underwriting agreement provides that the obligation of the underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus is subject to certain customary closing conditions and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock that they have agreed to purchase under the underwriting agreement, if any of the shares of common stock are purchased, other than those covered by the over-allotment option described below. We will amend the disclosure regarding the underwriting arrangements to reflect any material changes.

Commissions and Expenses

      The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

		Total

	Per Share	No Exercise	Full Exercise

Public offering price	$24.50	$44,100,000	$49,845,250
Underwriting discount to be paid by us	$1.41	$2,538,000	$2,868,645
Proceeds, before expenses, to us	$23.09	$41,562,000	$46,976,605

      The underwriters propose to offer the shares of our common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not in excess of $0.82 per share. The underwriters may allow, and the dealers may re-allow, a concession not in excess of $0.10 per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the underwriters may change the public offering price and other selling terms. The shares of our common stock are offered by the underwriters as stated in this prospectus, subject to receipt by the underwriters and satisfaction of certain customary closing conditions. The underwriters reserve the right to reject an order from their customers for the purchase of shares of our common stock in whole or in part.

Over-Allotment Option

      We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from time to time up to an aggregate of 234,500 additional shares of our common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. If the underwriters exercise this option, the underwriters, subject to certain conditions, will become obligated to purchase these additional shares of our common stock. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the common shares offered in this offering.

Indemnification

      Under our underwriting agreement, we have agreed to indemnify the underwriters for (or contribute to losses with respect to) various liabilities, including liabilities under the Securities Act of 1933 for errors and omissions in this prospectus or the registration statement of which this prospectus is a part. However, we will not indemnify the underwriters if the error or omission was the result of information the underwriters supplied to us in writing for inclusion in this prospectus or the registration statement. If we cannot indemnify the underwriters, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities. Our contribution would be in the proportion that the proceeds (after underwriting discounts and commissions) that we receive from this offering bear to the proceeds (from underwriting discounts and commissions) that the underwriters receive. If we cannot contribute in this proportion, we will contribute based on the respective faults and benefits, as set forth in the underwriting agreement.

Lock-Up Agreement

      We and each of our officers and directors have agreed with the underwriters, for a period of 120 days after the date of this prospectus, not to directly or indirectly sell, offer or contract to sell, or otherwise dispose of or transfer any shares of our common stock or any rights to purchase our common stock (other than pursuant to the over-allotment option granted to the underwriters and pursuant to our equity compensation plans), or file any registration statement with the Securities and Exchange Commission (the “SEC”), without the prior written consent of Raymond James & Associates, Inc. However, Raymond James & Associates, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to this agreement.

Trading Market, Stabilization, Short Positions and Penalty Bids

      Until the offering is completed, rules of the SEC may limit the ability of the underwriters and various selling group members to bid for and purchase our common shares. As an exception to these rules, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales,

•	syndicate covering transactions,

•	imposition of penalty bids, and

•	purchases to cover positions created by short sales.

      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than it is required to purchase in the offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.

      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover such position.

      The underwriters may also impose a penalty bid on selling group members. This means that if the underwriters purchase shares in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.

Electronic Distribution

      A prospectus in electronic format may be available on the Internet sites or through other online services maintained by the underwriters or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view the preliminary prospectus and the final prospectus online and, depending upon the underwriters or particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations. In addition, the underwriters participating in this offering may distribute prospectuses electronically.

LEGAL MATTERS

      The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. Certain matters will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

      The financial statements as of September 30, 2003 and 2004 and for the years ended September 30, 2002, 2003 and 2004 have been included herein in reliance on the report of KPMG LLP, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

      In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at www.sec.gov. We also make available free of charge on our website, at www.dawson3d.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

      We incorporate by reference in this prospectus the documents listed below:

•	our annual report on Form 10-K for the year ended September 30, 2004 filed with the SEC on December 10, 2004;

•	our annual report on Form 10-K/A (Amendment No. 1) for the year ended September 30, 2004 filed with the SEC on February 28, 2005;

•	our proxy statement on Schedule 14A filed with the SEC on December 10, 2004;

•	our current reports on Form 8-K filed with the SEC on December 23, 2004, January 28, 2005 and February 4, 2005;

•	our quarterly report on Form 10-Q for the quarter ended December 31, 2004 filed with the SEC on February 14, 2005; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement (excluding any portions thereof that are deemed to be furnished and not filed).

      You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.dawson3d.com, or by writing or calling us at the following address and telephone number:

Dawson Geophysical Company

508 West Wall, Suite 800
Midland, Texas 79701
Attention: Christina W. Hagan
Telephone: (432) 684-3000

INDEX TO FINANCIAL STATEMENTS

Page

Dawson Geophysical Company Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of September 30, 2004 and 2003 and the quarter ended December 31, 2004 (unaudited)	F-3
Statements of Operations for the years ended September 30, 2004, 2003 and 2002 and for the quarters ended December 31, 2004 and 2003 (unaudited)	F-4
Statements of Changes in Stockholders’ Equity for the years ended September 30, 2004, 2003 and 2002 and for the quarters ended December 31, 2004 and 2003 (unaudited)	F-5
Statements of Cash Flows for the years ended September 30, 2004, 2003 and 2002 and for the quarters ended December 31, 2004 and 2003 (unaudited)	F-6
Notes to Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and

Stockholders Dawson Geophysical Company:

      We have audited the accompanying balance sheets of Dawson Geophysical Company (the “Company”) as of September 30, 2004 and 2003, and the related statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dawson Geophysical Company as of September 30, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with U.S. generally accepted accounting principles.

Midland, Texas
November 11, 2004, except as to note 12, which is as of January 18, 2005

DAWSON GEOPHYSICAL COMPANY

BALANCE SHEETS

		September 30,
	December 31,
	2004	2004	2003

	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$1,568,000	$3,587,000	$3,389,000
Short-term investments	4,088,000	4,130,000	8,623,000
Accounts receivable, net of allowance for doubtful accounts of $199,000 in 2004 and $127,000 in 2003	14,010,000	16,979,000	9,713,000
Prepaid expenses and other assets	437,000	440,000	287,000

Total current assets	20,103,000	25,136,000	22,012,000
Deferred tax asset	767,000	1,648,000	—
Property, plant and equipment	104,540,000	94,050,000	81,585,000
Less accumulated depreciation	(65,544,000)	(64,075,000)	(60,805,000)

Net property, plant and equipment	38,996,000	29,975,000	20,780,000

	$59,866,000	$56,759,000	$42,792,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,010,000	$3,357,000	$931,000
Accrued liabilities:
Payroll costs and other taxes	328,000	742,000	478,000
Other	660,000	971,000	415,000
Deferred revenue	1,920,000	1,407,000	306,000

Total current liabilities	7,918,000	6,477,000	2,130,000
Stockholders’ equity:
Preferred stock — par value $1.00 per share; 5,000,000 shares authorized, none outstanding	—	—	—
Common stock — par value $0.33 1/3 per share; 10,000,000 shares authorized, 5,633,794 and 5,487,794 shares issued and outstanding in 2004 and 2003, respectively	1,881,000	1,878,000	1,829,000
Additional paid-in capital	40,026,000	39,949,000	38,931,000
Other comprehensive income, net of tax	(42,000)	(28,000)	37,000
Retained earnings (deficit)	10,083,000	8,483,000	(135,000)

Total stockholders’ equity	51,948,000	50,282,000	40,662,000

	$59,866,000	$56,759,000	$42,792,000

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

STATEMENTS OF OPERATIONS

	Three Months Ended
	December 31,		Years Ended September 30,

	2004	2003	2004	2003	2002

	(Unaudited)

Operating revenues	$21,559,000	$15,475,000	$69,346,000	$51,592,000	$36,078,000
Operating costs:
Operating expenses	16,844,000	13,311,000	55,618,000	46,151,000	33,205,000
General and administrative	794,000	618,000	2,675,000	2,421,000	2,006,000
Depreciation	1,470,000	1,108,000	4,653,000	4,404,000	4,233,000

	19,108,000	15,037,000	62,946,000	52,976,000	39,444,000

Income (loss) from operations	2,451,000	438,000	6,400,000	(1,384,000)	(3,366,000)
Other income:
Interest income	24,000	69,000	177,000	328,000	507,000
Loss on disposal of assets	—	(3,000)	—	—	—
Other	6,000	2,000	505,000	209,000	96,000

Income (loss) before income tax	2,481,000	506,000	7,082,000	(847,000)	(2,763,000)
Income tax benefit (expense):
Current	—	—	(96,000)	—	400,000
Deferred	(881,000)	—	1,632,000	(52,000)	71,000

	(881,000)	—	1,536,000	(52,000)	471,000

Net income (loss)	$1,600,000	$506,000	$8,618,000	$(899,000)	$(2,292,000)

Net income (loss) per common share	$0.28	$0.09	$1.55	$(0.16)	$(0.42)

Net income (loss) per common share-assuming dilution	$0.28	$0.09	$1.53	$(0.16)	$(0.42)

Weighted average equivalent common shares outstanding	5,638,365	5,487,794	5,558,646	5,484,593	5,462,936

Weighted average equivalent common shares outstanding-assuming dilution	5,742,149	5,521,243	5,631,397	5,484,593	5,462,936

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock			Accumulated
			Additional	Other	Retained
	Number		Paid-in	Comprehensive	Earnings
	of Shares	Amount	Capital	Income	(deficit)	Total

Balance, September 30, 2001	5,445,794	$1,815,000	$38,711,000		$3,056,000	$43,582,000
Net loss					(2,292,000)	(2,292,000)
Other comprehensive income net of tax:
Unrealized gain on securities:
Unrealized holding gains arising during period				$208,000
Income tax benefit				(71,000)
Other comprehensive income						137,000

Comprehensive income						41,427,000

Issuance of common stock as compensation	21,500	7,000	152,000			159,000

Balance, September 30, 2002	5,467,294	1,822,000	38,863,000	137,000	764,000	41,586,000
Net loss					(899,000)	(899,000)
Other comprehensive income net of tax:
Unrealized loss on securities:
Unrealized holding losses arising during period				(145,000)
Less: Reclassification adjustment for gain included in net income				(7,000)
Income tax expense				52,000

Other comprehensive income				(100,000)		(100,000)

Comprehensive income						40,587,000

Issuance of common stock as compensation	20,500	7,000	68,000			75,000

Balance, September 30, 2003	5,487,794	1,829,000	38,931,000	37,000	(135,000)	40,662,000
Net income					8,618,000	8,618,000
Other comprehensive income net of tax:
Unrealized loss on securities:
Unrealized holding losses arising during period				(126,000)
Less: Reclassification adjustment for gain included in net income				47,000
Income tax expense				14,000

Other comprehensive income				(65,000)		(65,000)

Comprehensive income						49,215,000

Issuance of common stock as compensation	8,500	3,000	107,000			110,000
Exercise of stock options	137,500	46,000	911,000			957,000

Balance, September 30, 2004	5,633,794	$1,878,000	$39,949,000	$(28,000)	$8,483,000	$50,282,000

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

STATEMENTS OF CASH FLOWS

	Three Months Ended
	December 31,		Years Ended September 30,

	2004	2003	2004	2003	2002

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,600,000	$506,000	$8,618,000	$(899,000)	$(2,292,000)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,470,000	1,108,000	4,653,000	4,404,000	4,233,000
Non-cash compensation	45,000	—	110,000	75,000	159,000
Deferred income tax (benefit) expense	881,000	—	(1,632,000)	52,000	(71,000)
Other	27,000	16,000	135,000	(46,000)	58,000
Change in current assets and liabilities:
Decrease (increase) in accounts receivable	2,969,000	(760,000)	(7,266,000)	(2,100,000)	1,082,000
Decrease (increase) in prepaid expenses	3,000	(700,000)	(153,000)	(67,000)	(47,000)
Decrease (increase) in income taxes receivable	—	—	—	400,000	(400,000)
Increase (decrease) in accounts payable	1,653,000	3,130,000	2,426,000	(747,000)	784,000
Increase (decrease) in deferred revenue	513,000	—	1,101,000	(82,000)	101,000
Increase (decrease) in accrued liabilities	(725,000)	290,000	820,000	254,000	21,000

Net cash provided by operating activities	8,436,000	3,590,000	8,812,000	1,244,000	3,628,000

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from disposal of assets	—	—	40,000	27,000	10,000
Capital expenditures	(10,490,000)	(1,602,000)	(13,889,000)	(6,153,000)	(2,047,000)
Proceeds from sale of short-term investments	—	—	2,973,000	5,964,000	—
Proceeds from maturity of short-term investments	—	4,000,000	7,550,000	4,000,000	10,598,000
Acquisition of short-term investments	—	(4,017,000)	(6,245,000)	(3,002,000)	(15,218,000)

Net cash provided by (used in) investing activities	(10,490,000)	(1,619,000)	(9,571,000)	836,000	(6,657,000)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	35,000	—	957,000	—	—

Net increase (decrease) in cash and cash equivalents	(2,019,000)	1,971,000	198,000	2,080,000	(3,029,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,587,000	3,389,000	3,389,000	1,309,000	4,338,000

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,568,000	$5,360,000	$3,587,000	$3,389,000	$1,309,000

NON CASH INVESTING ACTIVITIES:
UNREALIZED GAIN (LOSS) ON INVESTMENTS	$(14,000)	$(57,000)	$(42,000)	$(145,000)	$208,000

See accompanying notes to the financial statements.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization and Nature of Operations

      Dawson Geophysical Company (the “Company”) is the leading provider of onshore seismic data acquisition services in the United States as measured by the number of active data acquisition crews. Founded in 1952, the Company acquires and processes 2-D, 3-D and multi-component seismic data for its clients, ranging from major oil and gas companies to independent oil and gas operators as well as providers of multi-client data libraries.

Cash Equivalents

      For purposes of the statements of cash flows, the Company considers demand deposits, certificates of deposit and all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Short-Term Investments

      The Company accounts for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (Statement 115). In accordance with Statement 115, the Company has classified its investment portfolio consisting of U.S. Treasury Securities as “available-for-sale” and records the net unrealized holding gains and losses as accumulated comprehensive income in stockholders’ equity. The cost of short-term investments sold is based on the specific identification method.

Fair Value of Financial Instruments

      The carrying amounts for cash and cash equivalents, accounts receivable, other current assets, accounts payable and other current liabilities approximate their fair values based on their short-term nature. The fair value of investments are based on quoted market prices.

Concentrations of Credit Risk

      Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards No. 105, consist primarily of trade accounts receivable and short-term investments. The Company’s sales are to clients whose activities relate to oil and gas exploration and production. However, accounts receivable are well diversified among many clients, and a significant portion of the receivables are from major oil companies, which management believes minimizes potential credit risk. The Company generally extends unsecured credit to these clients; therefore, collection of receivables may be affected by the economy surrounding the oil and gas industry. The Company closely monitors extensions of credit and initiated an allowance for doubtful accounts in fiscal 1999 as a result of the downturn in oil prices which occurred during the year and negatively impacted the Company’s clients. The Company invests primarily in short-term U.S. Treasury Securities which it believes are a low risk investment.

Property, Plant and Equipment

      Property, plant and equipment are capitalized at historical cost and depreciated over the useful life of the asset. Management’s estimation of this useful life is based on circumstances that exist in the seismic industry and information available at the time of the purchase of the asset. As circumstances change and new information becomes available these estimates could change.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is reflected in the results of operations for the period.

Impairment of Long-Lived Assets

      Long-lived assets are reviewed for impairment when triggering events occur suggesting a deterioration in the assets recoverability or fair value. Recognition of an impairment is required if future expected net cash flows are insufficient to recover the carrying value of the amounts. Management’s forecast of future cash flow used to perform impairment analysis includes estimates of future revenues and future gross margins. If the Company is unable to achieve these cash flows, management’s estimates would be revised, potentially resulting in an impairment charge in the period of revision. No impairment charges were recognized in the Statement of Operations for the years ended September 30, 2004, 2003 and 2002.

Revenue Recognition

      Contracts for service are provided for under cancelable contracts. These contracts are either “turnkey” or “term” agreements. The Company recognizes revenues when services are performed under both types of agreements. Services are defined as the commencement of data acquisition or processing operations. Under turnkey agreements, revenue is recognized on a per unit of data acquired rate, as services are performed. Under term agreements, revenue is recognized on a per unit of time worked rate, as services are performed. In the case of a cancelled contract, revenue is recognized and the customer is billed for services performed up to the date of cancellation. In the current year, approximately $375,000 of the Company’s revenue is related to a negotiated release from one contract.

      The Company also receives reimbursements for certain out-of-pocket expenses under the terms of its master contracts. Amounts billed to clients are recorded in revenue at the gross amount including out-of-pocket expenses which are reimbursed by the client.

      In some instances, customers are billed in advance of services performed, and the Company recognizes the liability as deferred revenue.

Allowance for Doubtful Accounts

      Management prepares its allowance for doubtful accounts receivable based on its past experience of historical write-offs, its current customer base and review of past due accounts. The inherent volatility of the energy industry’s business cycle can cause swift and unpredictable changes in the financial stability of the Company’s clients.

Income Taxes

      The Company accounts for state and federal income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (Statement 109). Under the asset and liability method of Statement 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

Use of Estimates in the Preparation of Financial Statements

      Preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

      Certain prior year numbers have been reclassified in the current year in order to be consistent with the current year presentation.

Stock-Based Compensation

      In accordance with the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), no compensation is recorded for stock options or other stock-based awards that are granted to employees or non-employee directors with an exercise price equal to or above the common stock price on the grant date.

      The Company accounts for stock-based compensation utilizing the intrinsic value method prescribed by “APB 25” and related interpretations. The following pro forma information, as required by Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”), as amended by Statement of Financial Accounting Standards No. 148 (“SFAS 148”), presents net income and earnings per share information as if the stock options or other stock-based awards issued since September 30, 1997 were accounted for using the fair value method. The fair value of stock options issued for each year was estimated at the date of grant using the Black-Scholes option pricing model.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The SFAS 123 pro forma information for the fiscal quarters ended December 31, 2004 and 2003 and for the fiscal years ended September 30, 2004, 2003 and 2002 is as follows:

	Three Months Ended
	December 31,		September 30,

	2004	2003	2004	2003	2002

	(Unaudited)
Net income (loss), as reported	$1,600,000	$506,000	8,618,000	$(899,000)	$(2,292,000)
Add Stock-based employee compensation expense included in net income (loss), net of tax	45,000	—	110,000	75,000	159,000
Deduct: Stock-based employee compensation expense determined under fair value based method (SFAS 123), net of tax	(143,000)	(78,000)	(426,000)	(434,000)	(516,000)

Net income (loss), pro forma	$1,502,000	$428,000	$8,302,000	$(1,258,000)	$(2,649,000)

Basic:
Net income (loss) per common share, as reported	$0.28	$0.09	$1.55	$(0.16)	$(0.42)

Net income (loss) per common share, pro forma	$0.27	$0.08	$1.49	$(0.23)	$(0.48)

Diluted:
Net income (loss) per common share, as reported	$0.28	$0.09	$1.53	$(0.16)	$(0.42)

Net income (loss) per common share, pro forma	$0.26	$0.08	$1.47	$(0.23)	$(0.48)

2.	Short-Term Investments

      Investment in securities consists of U.S. Treasury Securities. At September 30, 2004, the Company reported an unrealized loss on short-term investments of $28,000, which was $42,000 net of the tax effect of $14,000 and is in “Other comprehensive income, net of tax”.

      Short-term investments held at September 30, 2004 consisting of U.S. Treasury Securities have contractual maturities from December, 2005 through May, 2006.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.	Property, Plant and Equipment

      Property, plant and equipment, together with annual depreciation rates, consist of the following:

	September 30,

	2004	2003	Useful Lives

Land, building and other	$3,213,000	$2,975,000	5 to 40 years
Recording equipment	65,269,000	55,885,000	6 to 10 years
Vibrator energy sources	15,312,000	13,730,000	10 to 15 years
Vehicles	9,427,000	7,957,000	5 to 10 years
Equipment in process(a)	829,000	1,038,000

	94,050,000	81,585,000
Less accumulated depreciation	(64,075,000)	(60,805,000)

Net property, plant and equipment	$29,975,000	$20,780,000

(a)	Equipment in process has not been placed into service and accordingly is not yet subject to depreciation.

4.	Stock Options

      The Company adopted the 2000 Incentive Stock Plan during fiscal 1999, which provides options to purchase 500,000 shares of authorized but unissued common stock of the Company. The option price is the market value of the Company’s common stock at date of grant. Options are exercisable 25% annually from the date of the grant and the options expire five years from date of grant. The 2000 Plan provides that 50,000 of the 500,000 shares of authorized but unissued common stock may be awarded to officers, directors and employees of the Company for the purpose of additional compensation.

      In fiscal 2004, the Company adopted the 2004 Incentive Stock Plan which provides 375,000 shares of authorized but unissued common stock of the Company. The 2004 Incentive Stock Plan operates like the 2000 Incentive Stock Plan except that of the 375,000 shares, up to 125,000 shares may be awarded to officers, directors, and employees of the Company for the purpose of additional compensation and up to 125,000 shares may be awarded with restrictions.

      The transactions under the Plans are summarized as follows:

	Weighted	Number of
	Average Price	Optioned Shares

Balance as of September 30, 2002	$7.25	319,000
Granted	$5.21	105,000
Cancelled or expired	$7.02	(17,000)

Balance as of September 30, 2003	$6.72	407,000
Granted	$7.06	40,000
Cancelled or expired	$6.48	(82,500)
Exercised	$6.96	(137,500)

Balance as of September 30, 2004	$6.75	227,000

      Options for 55,500, 204,750 and 130,750 shares were exercisable with weighted average exercise prices of $7.42, $6.94 and $6.79 as of September 30, 2004, 2003 and 2002, respectively.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Outstanding options at September 30, 2004 expire between April, 2006 and October, 2008 and have exercise prices ranging from $5.21 to $8.65.

      Options for 40,000 shares were granted in fiscal year 2004. The expected life of the options granted is five years. The weighted average fair value of options granted during 2004 is $1.24. The fair value of each option grant is estimated on the date of grant, using the Black-Scholes options-pricing model.

      The model assumed expected volatility of .5% and risk-free interest rate of 3.14% for grants in 2004. As the Company has not declared dividends since it became a public entity, no dividend yield was used. Actual value realized, if any, is dependent on the future performance of the Company’s common stock and overall stock market conditions. There is no assurance the value realized by an optionee will be at or near the value estimated by the Black-Scholes model.

5.     Employee Benefit Plans

      The Company had an employee stock purchase plan to invest in the Company’s common stock for the benefit of eligible employees. Participants were entitled to contribute a percentage, not to exceed 5%, of their bi-weekly salary to the plan. On a bi-weekly basis, the Company matched the participants’ contributions and directed the purchase of shares of the Company’s common stock. There were no vesting requirements for the participants. The Company contributed $56,116 to the plan during the fiscal first quarter of 2002. The Company discontinued the Plan effective January 1, 2002.

      Effective January 1, 2002, the Company initiated a 401(k) plan as part of its employee benefits package in order to retain quality personnel. During 2004, 2003 and 2002, the Company elected to match 100% of employee contributions up to a maximum of 5% of the participant’s gross salary. The Company’s matching contributions for fiscal 2004, 2003 and 2002 were approximately $438,000, $373,000 and $259,000, respectively.

6.     Income Taxes

      The Company recorded an income tax benefit in the current year of approximately $1,536,000. The benefit is due to the elimination of the income tax valuation allowance. Current US. federal tax is related to the tax effect of the unrealized loss on investments recorded in other comprehensive income and alternative minimum tax.

      A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on the Company’s return to profitability and budgeted expectations, management has determined that taxable income of the Company will more likely than not be sufficient to fully utilize available net operating loss carryforwards prior to their ultimate expiration. As such, the Company has eliminated the valuation allowance of $4,232,000 to reflect the realizability of its net deferred tax assets.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Income tax expense (benefit) attributable to income before extraordinary item consists of:

	Year Ended September 30,

	2004	2003	2002

Current:
U.S. federal	$96,000	$—	$(400,000)
State	—	—	—

	96,000	—	(400,000)
Deferred: U.S. Federal	(1,632,000)	52,000	(71,000)

Total	$(1,536,000)	$52,000	$(471,000)

      Income tax expense varies from the amount computed by multiplying income before taxes by the statutory income tax rate. The reason for these differences and the related tax effects are as follows:

	Year Ended September 30,

	2004	2003	2002

Expense (benefit) computed at statutory rates	$2,585,000	$(287,000)	$(939,000)
Effect of:
Change in valuation allowance	(4,232,000)	297,000	428,000
Other	111,000	42,000	40,000

Income tax expense (benefit)	$(1,536,000)	$52,000	$(471,000)

	September 30,

	2004	2003

Deferred tax assets:
Net operating loss carryforwards	$4,555,000	$6,687,000
Alternative minimum tax credit carryforwards	509,000	413,000
Receivables	71,000	45,000
Other	209,000	116,000

Total deferred tax assets	5,344,000	7,261,000
Less valuation allowance	—	(4,232,000)

Total gross deferred tax assets	5,344,000	3,029,000
Deferred tax liabilities:
Other property and equipment	(3,645,000)	(2,938,000)
Investments	(23,000)	(21,000)
Other	(28,000)	(70,000)

Total gross deferred tax liabilities	(3,696,000)	(3,029,000)

Net deferred tax asset (liability)	$1,648,000	$—

      As of September 30, 2004, the Company had a net operating loss carryforward for US. federal income tax purposes of approximately $13,277,000, which is available to offset future regular taxable income, if any. Net operating loss carryforward will begin to expire in 2022. The Company has alternative minimum tax credit carryforwards totaling $509,000 to offset regular income tax, which have no scheduled expiration date.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.     Net Income (Loss) per Common Share

      The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share” (“Statement 128”). Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities.

      The following table sets forth the computation of basic and diluted net income per common share:

	Three Months Ended
	December 31,		September 30,

	2004	2003	2004	2003	2002

	(Unaudited)
Numerator:
Net income (loss) and numerator for basic and diluted net income (loss) per common share — income available to common stockholders	$1,600,000	$506,000	$8,618,000	$(899,000)	$(2,292,000)

Denominator:
Denominator for basic net income (loss) per common share — weighted average common shares	5,638,365	5,487,794	5,558,646	5,484,593	5,462,936
Effect of dilutive securities-employee stock options	103,784	33,449	72,751	—	—

Denominator for diluted net income (loss) per common share — adjusted weighted average common shares and assumed conversions	5,742,149	5,521,243	5,631,397	5,484,593	5,462,936

Net income (loss) per common share	$0.28	$0.09	$1.55	$(0.16)	$(0.42)

Net income (loss) per common share — assuming dilution	$0.28	$0.09	$1.53	$(0.16)	$(0.42)

      Employee stock options to purchase shares of common stock were outstanding during fiscal year 2003 but were not included in the computation of diluted net loss per share because either (i) the employee stock options’ exercise price was greater than the average market price of the common stock of the Company, or (ii) the Company had a net loss from continuing operations and, therefore, the effect would be antidilutive.

8.     Major Customers

      The Company operates in only one business segment, contract seismic data acquisition and processing services. During 2004, sales to the Company’s two largest clients represented 17% and 12% of the Company’s revenues, respectively. During 2003 and 2002, sales to only one client, which was not the same client in each year or in 2004, exceeded 10% of operating revenues.

9.     Contingencies

      The Company is party to various legal actions arising in the ordinary course of its business, none of which management believes will result in a material adverse effect on the Company’s financial position or results of operation, as the Company believes it is adequately insured.

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

      On February 18, 1998 the Company entered into a five year, non-cancellable operating lease for office space. On June 30, 2003, the lease was amended to extend the term of the lease for five years beginning July 1, 2003 and ending June 30, 2008. Future minimum lease commitments under the lease at September 30 of each year are $142,716 through 2007, and $107,037 in fiscal year 2008.

10.     Rights Agreement

      On July 13, 1999, the Board of Directors of the Company authorized and declared a dividend to the holders of record on July 23, 1999 of one Right (a “Right”) for each outstanding share of the Company’s common stock. When exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Shares”) at an exercise price of $50.00 per Right. The rights are not currently exercisable and will become exercisable only if a person or group acquires beneficial ownership of 20% or more of the Company’s outstanding common stock or announces a tender offer or exchange offer, the consummating of which would result in attaining the triggering percentage. The Rights are subject to redemption by the Company for $.01 per Right at any time prior to the tenth day after the first public announcement of a triggering acquisition.

      If the Company is acquired in a merger or other business combination transaction after a person has acquired beneficial ownership of 20% or more of the Company’s common stock, each Right will entitle its holder to purchase, at the Right’s then current exercise price, a number of the acquired Company’s shares of common stock having a market value of two times such price. In addition, if a person or group acquires beneficial ownership of 20% or more of the Company’s common stock, each Right will entitle its holder (other than the acquiring person or group) to purchase, at the Right’s then current exercise price, a number of the Company’s shares of common stock having a market value of two times the exercise price.

      Subsequent to the acquisition by a person or group of beneficial ownership of 20% or more of the Company’s common stock and prior to the acquisition of beneficial ownership of 50% or more of the Company’s common stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such acquiring person or group, which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one share of the Company’s common stock (or one one-hundredth of a Preferred Share) per Right.

      The Rights dividend distribution was made on July 23, 1999, payable to shareholders of record at the close of business on that date. The Rights will expire on July 23, 2009.

11.     Recently Issued Accounting Pronouncements

      The Financial Accounting Standards Board (FASB) has announced it will require all public companies to expense the fair value of employee stock awards. The final requirements will be effective for fiscal years beginning after June 15, 2005. The impact to the Company’s financial statements will be in the form of additional compensation expense upon the award of any stock options. The amount of the compensation expense recognized by the Company is dependent on the value of the Company’s common stock and the number of options awarded.

12.     Subsequent Events

      In connection with a 2004 geophysical survey, the Company received a demand letter in January 2005 from a landowner alleging surface damage by the Company in the amount of $2,255,000. The Company believes that the actual amount of any surface damage will not be material and that the master service contract between the Company and its client requires the client to indemnify the Company against non-negligent surface damage claims incurred in the course of a geophysical survey. The Company has notified

DAWSON GEOPHYSICAL COMPANY

NOTES TO FINANCIAL STATEMENTS — (Continued)

its client of the demand letter and its belief that the indemnification provision applies to the underlying event. If the client fails to indemnify the Company, the Company’s insurance may not cover the claim.

13.     Events (Unaudited) Subsequent to the Date of the Report of the Independent Auditor

      On December 22, 2004, the Company entered into a revolving line of credit loan agreement with Western National Bank under which it may borrow, repay and reborrow, from time to time until December 22, 2005, up to $10.0 million. This agreement is secured by a security interest in the Company’s accounts receivable and related collateral. Interest on the outstanding amount under the line of credit loan agreement is payable monthly (beginning on January 22, 2005) at a rate equal to the greater of (i) the Prime Rate and (ii) 5.0%. In connection with equipping and deploying its eighth data acquisition crew, on January 12, 2005 the Company borrowed $5.0 million under the loan agreement. In connection with equipping and deploying its ninth data acquisition crew, the Company borrowed the remaining $5.0 million available under the loan agreement on February 1, 2005. The loan agreement contains customary covenants for credit facilities of this type, including limitations on distributions and dividends, disposition of assets and mergers and acquisitions. There are certain financial covenants under the loan agreement, including maintaining a minimum tangible net worth (as defined in the loan agreement) of $40.0 million and maintaining specified rations with respect to cash flow coverage, current assets and liabilities, and debt to tangible net worth.

14.     Quarterly Financial Data (Unaudited)

	Quarter Ended

	December 31	March 31	June 30	September 30

Fiscal 2003:
Operating revenues	$11,410,000	$14,196,000	$11,291,000	$14,695,000
Income (loss) from operations	$(1,007,000)	$579,000	$(1,483,000)	$527,000
Net income (loss)	$(893,000)	$844,000	$(1,407,000)	$557,000
Net income (loss) per common share	$(0.16)	$0.15	$(0.26)	$0.10
Net income (loss) per common share assuming dilution	$(0.16)	$0.15	$(0.26)	$0.10
Fiscal 2004:
Operating revenues	$15,475,000	$15,203,000	$17,112,000	$21,556,000
Income from operations	$438,000	$1,843,000	$1,804,000	$2,315,000
Net income	$506,000	$1,999,000	$1,989,000	$4,124,000
Net income per common share	$0.09	$0.36	$0.36	$0.73
Net income per common share assuming dilution	$0.09	$0.36	$0.35	$0.72
Fiscal 2005:
Operating revenues	$21,559,000
Income from operations	$2,451,000
Net income	$1,600,000
Net income per common share	$0.28
Net income per common share assuming dilution	$0.28

1,800,000 Shares

DAWSON

GEOPHYSICAL
COMPANY

Common Stock

PROSPECTUS

RAYMOND JAMES

A.G. EDWARDS

February 28, 2005